Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve months ended October 31, 2012

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) is dated as of December 19, 2012 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) audited consolidated financial statements and notes thereto for the years ended October 31, 2012 and October 31, 2011. We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and use Canadian dollars as our reporting currency.

On August 30, 2012, the Company completed a consolidation of our common shares on the basis of two old common shares of the Company for one new common share of the Company. All references to common shares, average number of common shares outstanding, per share amounts and options have been restated to reflect the common share consolidation on a retroactive basis.

Overview

We are a leading online direct-to-consumer retailer of contact lenses, glasses, sunglasses and vision care accessories serving over 10 major markets around the world, including Canada, the United States, Sweden, Norway and Japan.  We design, produce and retail what we believe to be the largest in-stock selection of contact lenses and glasses on the Internet and have served over 4.3 million vision corrected customers through our network of manufacturing and distribution facilities located in North America, Europe and Australia. We operate two primary product lines — contact lenses and glasses. Across all of our markets, we are well-positioned to capitalize on the increasing acceptance and growth of online retailing for contact lenses and glasses.

Our contact lens sales comprised 76% of our total sales for the year ended October 31, 2012 and generated predictable sales from returning customers, providing significant operating cash flows that we used to fund investments in our newer and faster growing glasses business. Sales of Splash™, our proprietary brand of contact lenses, represented over 6% of total contact lens units shipped during the year. The success of Splash™ has allowed us to continue to expand our contact lens margins.

Our glasses business is a disruptive alternative model to traditional brick and mortar optical retailers and eye care practitioners.  We have invested in state-of-the-art in-house manufacturing capabilities and believe we have one of the most technologically advanced glasses laboratories in the world.  We offer a wide range of high quality, fashionable frames and a variety of lens options, serving all segments of the vision corrected population. We continue to aggressively grow our glasses business through innovative marketing campaigns and promotional strategies in large markets that demonstrate attractive long-term returns such as Canada, the United States and Sweden, and are constantly exploring opportunities in new geographies and emerging markets. In addition, we are constantly exploring offline retail channels to increase brand awareness and complement our online presence. As we continue to invest and grow the glasses business, we believe that encouraging consumers to adopt our product offering will help grow awareness resulting in more rapid organic growth. Our in-house designer brands of glasses such as Derek Cardigan, Kam Dhillon, Joseph Marc and Ltede remain popular and represented over 72% of frames shipped during the year. We have successfully grown our diversified international base of vision corrected customers to 4.3 million which is one of the largest in the industry. We continue to leverage our distinct competitive advantage in scale, vertical integration and product offering in our goal to build the largest online eyewear company.

We have grown our business to approximately 2.3 million orders shipped and $196.1 million in sales in the twelve months ended October 31, 2012, up from 2.2 million orders shipped and $182.7 million in sales in the twelve months ended October 31, 2011. Contact lens sales increased by $4.7 million totaling $148.2 million, an increase of 3% and glasses sales increased by $8.6 million to $47.9 million, an increase of 22%. During the twelve months ended October 31, 2012, we shipped approximately 987,000 pairs of glasses, an increase of 209,000 pairs of glasses or 27% compared to the same period last year, with a significant number of our glasses orders coming from promotional offers used to acquire new customers which are characterized by lower average order sizes.

Sales for the three months ended October 31, 2012 were $50.7 million (569,091 shipped orders) compared to $48.7 million in sales (569,143 shipped orders) during the three months ended October 31, 2011, an increase of $2.0 million or 4% in sales. Average order size grew to $89.09 from $85.53, representing an increase of 4%, for the three months ended October 31, 2012 compared to the same period in 2011. During the quarter, our glasses sales increased by $2.9 million to $13.8 million, an increase of 27% when compared to the same period in 2011. We shipped 281,023 pairs of glasses, an increase of 27% compared to the same period last year when we shipped 222,035 pairs of glasses. During the fourth quarter of fiscal 2012, our contact lens sales decreased by $0.9 million to $36.9 million, a decrease of 5% when compared to the same period in 2011.

In Canada, we continue to execute on our strategy of acquiring new customers while focusing on generating higher average order sizes from returning customers. Total sales in Canada increased by 16% in the fourth quarter of fiscal 2012 compared to the same period in 2011, with glasses and contact lens sales benefiting from our strong brand awareness, increasing approximately 19% and 15%, respectively, over the comparative period. Over 40% of our Canadian glasses revenue in the fourth quarter of fiscal 2012 was from repeat customers, who are typically characterized by higher average order sizes compared to first time orders. We are encouraged by our continued growth in Canada and remain committed to replicating the successful and profitable Canadian glasses business model in the United States market.

We continue to grow our glasses business in the United States, one of the largest eyewear markets in the world, and to drive new customer adoption by promoting the Coastal brand and encouraging customers to try our products through introductory promotional initiatives. Our early-stage eyeglass business in the United States experienced a 100% increase in sales, while sales of eyeglass units grew 113%, during the quarter ended October 31, 2012, compared to the same quarter in 2011. We plan to continue investment spending in the coming quarters in order to further accelerate our growth and market penetration in the United States.

Our European business continues to dominate the Scandinavian contact lens market, while the macroeconomic environment has been unstable throughout the broader European countries. We continue to focus our efforts on developing our glasses business further in this region.

Results of Operations including Selected Supplemental and Segmented Information — for the three and twelve months ended October 31, 2012 and 2011 and annual information for 2010

($000’s) except Orders Shipped and	Three months ended October 31		Twelve months ended October 31
Average Order Size	2012	2011	2012	2011	2010**
Contact Lens Sales	36,852	37,748	148,201	143,478	132,792
Glasses Sales	13,848	10,930	47,884	39,236	19,098
Total Sales	50,700	48,678	196,085	182,714	151,890

Gross profit	23,272	19,689	84,527	76,435	59,026
Gross profit - %	46%	40%	43%	42%	39%

Foreign exchange (gains) losses	(280)	179	308	(151)	97

Income (loss) before income taxes	(2,290)	(1,428)	(4,318)	(5,364)	2,512

Net Income (loss)	(2,579)	(1,506)	(4,878)	(5,305)	2,566

Adjusted EBITDA*	(445)	(141)	1,381	743	7,247

Basic & diluted earnings (loss) per share	(0.09)	(0.05)	(0.17)	(0.19)	0.11

Total assets	83,104	82,287	83,104	82,287	70,999

Total long-term financial liabilities	457	3,411	457	3,411	2,508

Orders Shipped*	569,091	569,143	2,263,778	2,161,613	1,585,995

Average Order Size*	$89.09	$85.53	$86.62	$84.53	$95.77

Glasses Frames	281,023	222,035	987,452	778,662	265,687

*Adjusted EBITDA, Orders Shipped, Average Order Size and Glasses Frames are non-IFRS measure that do not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

** The 2010 figures reflect the reclassification of certain expenses from the audited Canadian GAAP financial statements to conform to the presentation adopted under IFRS on November 1, 2010.

Results of Operations and Comparison of the years and quarters ended October 31, 2012 and October 31, 2011

Total sales increased by $2.0 million or 4% in the fourth quarter of fiscal 2012 to $50.7 million (569,091 orders shipped) compared to $48.7 million (569,143 orders shipped) in the fourth quarter of fiscal 2011. More specifically, sales increased 4% due to an increase in average order size from $85.53 in the fourth quarter of 2011 to $89.09 in the same quarter in 2012, while the total number of orders remained constant. Our contact lens business generated $36.9 million of sales during the fourth quarter of fiscal 2012, a decrease of $0.9 million or 2%, from $37.7 million in the same period last year. Our glasses business generated $13.8 million of sales during the fourth quarter of fiscal 2012, an increase of $2.9 million or 27%, from $10.9 million in the same period last year.

Total sales increased by $13.4 million or 7% in the twelve months ended October 31, 2012 to $196.1 million (2,263,778 orders shipped) from $182.7 million (2,161,613 orders shipped) in the twelve months of fiscal 2011.  More specifically, sales volume grew 5% due to an increase in shipped orders, while our average order size increased approximately by 3% from $84.53 to $86.62, for the twelve months ended October 31, 2012 compared to the same period in 2011; exclusive of a nominal foreign exchange rate effect. Our contact lens business generated $148.2 million of sales in the twelve months of fiscal 2012, an increase of $4.7 million or 3%, from $143.5 million in the same period last year. Our glasses business generated $47.9 million of sales during the twelve months ended October 31, 2012, an increase of $8.6 million or 22%, from $39.2 million in the same period last year. The number of pairs of glasses we shipped grew 27% in the twelve months ended October 31, 2012 to 987,452 from 778,662 in the same period in 2011.

Gross profit was $23.3 million or 46% in the three months ended October 31, 2012 compared to $19.7 million or 40% during the same period in 2011. For the twelve months ended October 31, 2012, gross profit was $84.5 million or 43% compared to $76.4 million or 42% during the same period in 2011. The improvements are largely attributable to a shift in product mix where glasses represent a growing percentage of our total sales with higher gross margins compared to contacts. In addition, we continue to generate higher product margins in our private label brands.

Our method of calculating gross margin changed as a result of our transition to IFRS and we have adjusted comparable periods to reflect the current method. We have reclassified costs associated with our call centre operations to selling and marketing expenses and we have reclassified expenses relating to the fulfillment of our products, such as shipping, warehouse personnel and freight-out to operating costs. Finally, we have reclassified the depreciation and amortization of assets to the respective activity in which the assets are used. These changes better reflect the functions within the business thereby providing more transparency to readers of our financial statements.

Fulfillment expenses were $5.2 million or approximately 10% of sales during the three months ended October 31, 2012, compared to $4.5 million or 9% of sales during the same period in 2011. The increase in fulfillment expenses was related to an increase in orders shipped to the United States. In the twelve months ended October 31, 2012, fulfillment expenses remained consistent at 11% of sales or $19.2 million, compared to $17.5 million during the same period in 2011.

Selling and marketing expenses as a percentage of sales increased during the three months ended October 31, 2012 to approximately 28% of sales or $14.4 million compared to 24% of sales or $11.7 million during the same period in 2011. In the twelve months ended October 31, 2012, selling and marketing expenses increased to 24% of sales or $47.9 million, compared to $43.6 million during the same period in 2011. The increases in selling and marketing expenses in the fourth quarter and the year were the result of the increased advertising and marketing activity in our glasses business to drive customer acquisition and retention. In particular, a significant portion of our selling and marketing expenses was targeted to our United States glasses business which grew 100% in sales for the three months ended October 31, 2012 compared to the same period in 2011.

General and administrative expenses as a percentage of sales increased during the three months ended October 31, 2012 to approximately 12% of sales or $6.0 million compared to 10% of sales or $4.8 million during the same period in 2011. The increase in general and administrative expenses in the fourth quarter was a result of one-time listing and financing fees of $1.0 million. In the twelve months ended October 31, 2012, general and administrative expenses remained consistent at 11% of sales or $20.9 million, compared to $20.5 million during the same period in 2011. When normalized for one-time costs in both periods, general and administration expenses remained constant at 10% of sales during the comparable periods.

Our income tax expense increased to $0.3 million in the fourth quarter of 2012 compared to a $0.1 million expense during the same period in 2011. During the year ended October 31, 2012, our income tax expense was $0.6 million compared to recovery of $0.1 million in 2011. Certain operations generate taxable earnings and in certain jurisdictions we have incurred tax losses historically that can be applied against current and future taxable earnings to reduce our tax liability on those earnings. We have not recognized these deferred tax assets. Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Liquidity and Capital Resources

At October 31, 2012, we had cash and cash equivalents of $19.2 million, compared to $16.9 million at October 31, 2011.

Cash generated from operations was $7.0 million during the twelve months ended October 31, 2012 compared to $4.8 million during the same period in 2011. We used cash from earnings after adjustments for non-cash items of $1.3 million and generated cash of $8.4 million from changes in non-cash working capital items as increases in accounts payable and accrued liabilities and decreases in inventory exceeded increases in accounts receivable. We expect cash flows from changes in working capital to vary from quarter to quarter due to the timing of ordinary course receipts and payments. During the year, we refinanced our lease facility with a revolving term loan.

Cash used for investing activities was $4.5 million for the twelve months ended October 31, 2012 compared to $4.7 million during the same period in 2011. During the twelve months ended October 31, 2012, we continued the expansion of our investments in our glasses production facilities as well as our information technology infrastructure.

We believe that existing available cash, operating facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of October 31, 2013.  We are actively expanding our product offerings, assessing capital financing alternatives, assessing strategic opportunities, and considering strategic acquisitions.  We may seek additional sources of funds to support our capital expansion or for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Financial Instruments

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments:  credit risk, market risk, interest rate risk and liquidity risk.  The following analysis provides a measurement of risks as at October 31, 2012.  The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks.

Credit risk

Coastal’s principal financial assets are cash and cash equivalents and trade and other receivables, which represent Coastal’s exposure to credit risk in relation to financial assets.

Coastal’s credit risk is low as trade and other receivables are primarily due from financial intermediaries who process payments on behalf of credit card companies with which we have relationships.  The amounts disclosed in the balance sheets are net of allowances for bad debts, estimated by Coastal’s management based on prior experience and their assessment of the current economic environment.

The credit risk on cash and cash equivalents is less because the counterparties are banks and corporations with high credit-ratings assigned by international credit-rating agencies.  Coastal does not have financial assets that are invested in asset backed commercial paper.

Market risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect Coastal’s income or the value of the financial instruments held.

Coastal’s functional currencies are the Canadian Dollar (“CAD”), the Swedish Krona (“SEK”) and the Australian Dollar (“AUD”). Coastal is exposed to fluctuations in the U.S. Dollar (“USD”), the SEK, the Norwegian Kroner (“NOK”), the European Union Euro (“EURO”) and AUD relative to these functional currencies.  Coastal has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

Coastal’s policy is to invest cash and cash equivalents at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for Coastal.  Fluctuations in interest rates impact on the value of cash equivalents.  Coastal’s term debts and finance lease obligations are subject to the fluctuations of floating interest rates.

Liquidity risk

Coastal’s objective is to have sufficient liquidity to meet liabilities when due.  Coastal monitors its cash balances and cash flows generated from operations to meet requirements.  All of the accounts payable at October 31, 2012 are due within 60 days.

Fair Values

Coastal’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, provisions, finance lease obligation and operating line of credit.  The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and provisions approximates their fair value due to the immediate or short term maturity of these financial instruments.

The finance lease obligation, term loan, and long-term debt have been recorded at amortized cost. Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligation, term loan, and long-term debt approximates its fair value.

Critical Accounting Estimates

The preparation of Coastal’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. The areas of estimation that management considers most significant include but are not limited to the following:

i.                  Estimated useful life of assets:  In determining the useful life of assets, management reviews historical useful lives of similar assets or consults with asset vendors.  Management performs annual reviews for factors that change the initial estimate of an asset’s useful life and will adjust as required.

ii.               Inventory obsolescence provision:  In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products which could make inventory on hand obsolete or recoverable at less than the recorded value.  Management performs regular reviews to assess the impact of changes in sales trends and other changes on the carrying value of inventory.  Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made.  If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made.  Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

iii.            Sales return provision:  In estimating the amount of sales orders that could potentially be returned, management reviews the returns as a percentage of sales over the last year and reviews the timing of when customers historically make returns.  The return rate is then applied to the revenue earned over the period in which customers generally make returns.

iv)          Cash generating units:  Management has used judgment in determining the smallest group of assets for which independent cash inflows are generated. These groups of assets form cash generating units which their future cash flows are analyzed individually to determine whether there is any impairment on the assets.

Transition to International Financial Reporting Standards

Coastal adopted IFRS for the 2012 fiscal year as required by the CICA Accounting Standards Board.  The financial statements, including the fiscal 2011 comparative figures are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). The comparative figures for 2011 have been restated to reflect significant differences between IFRS and Canadian Generally Accepted Accounting Principles (“CGAAP”). Reconciliations prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards are provided in note 24 of the consolidated financial statements. The transition to IFRS did not result in a material impact on Coastal’s business functions or activities.

Coastal’s significant accounting policies under IFRS are summarized in note 3 of the October 31, 2012 consolidated financial statements.

The consolidated statement of financial position discloses Coastal’s assets, liabilities and equity at the transition date, November 1, 2010.  IFRS 1, First-time Adoption of International Financial Reporting Standards requires that all applicable changes be applied retrospectively, other than available exemptions for first time adopters of IFRS. Coastal has chosen to use the following available exemptions:

Exemption	Conclusions
Business combinations	Business combinations previously accounted for under CGAAP was not restated. Coastal has elected to apply the provisions of IFRS 3, Business Combinations prospectively from the date of transition.
Share-based payments

Coastal has elected to apply IFRS 2, Share-Based Payments only to unvested equity instruments at the transition date. At the date of transition, the unvested share purchase options were revalued and resulted in a decrease to share-based payment reserve and decrease to deficit of $0.05 million.

Leases	Coastal has applied the exemption in the transitional provisions in IFRIC 4, Determining whether an Arrangement contains a Lease when applying IAS 17 — Leases retrospectively.
Cumulative translation differences

Coastal has elected to reset the cumulative foreign currency translation balance to zero by adjusting the opening deficit on the date of transition. At the date of transition, the reclassification increased the deficit by $3.8 million.

In preparing the consolidated financial statements for the year ended October 31, 2012, Coastal has restated the comparative figures for the quarter ended October 31, 2011, previously reported under CGAAP.  The effect of this restatement on Coastal’s financial results for the quarter ended October 31, 2011 was to decrease share-based payments expense and increase net earnings and comprehensive earnings by $53,000. For the twelve months ended October 31, 2011, the effect of this restatement on Coastal’s financial results was to decrease share-based payments expense and increase net earnings and comprehensive earnings by $221,000. Cash flows from operations were unaffected by the restatement. As a key performance indicator, EBITDA provides a basis to evaluate Coastal’s operating performance, its ability to incur and service debt and fund capital expenditures.  EBITDA amounts for 2011 and subsequent periods will not be affected by the transition to IFRS.

Financial statements prepared under IFRS reflect certain presentation changes from the presentation under CGAAP.  A new financial statement, the consolidated statement of changes in equity, has been added and presents changes in equity during the reporting period.  Expenses on the statement of comprehensive earnings have been classified by function as management believes this is the most relevant and reliable presentation of expenses.

Future Accounting Policies

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a re-exposed draft in 2012 or 2013.

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control”, which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders’ equity, but is expected to result in certain presentation related changes.

Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Summary of Quarterly Results

($000’s)

Quarter ended	Oct. 31, 2012	Jul. 31, 2012	Apr. 30, 2012	Jan. 31, 2012	Oct. 31, 2011	Jul. 31, 2011	Apr. 30, 2011	Jan. 31, 2011
	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Sales	50,700	50,324	48,212	46,849	48,678	49,589	43,835	40,612

Adjusted EBITDA(1)	(445)	(148)	949	1,025	(141)	(375)	979	280

Foreign exchange (gain) loss	(280)	750	(232)	70	179	(336)	(151)	157

Management change costs	—	—	—	—	—	—	—	2,335

Net earnings (loss)	(2,579)	(1,861)	(242)	(196)	(1,506)	(1,485)	68	(2,382)

Weighted average # of shares — basic (000’s)	28,480	28,336	28,210	28,134	27,990	27,705	27,573	27,709

Weighted average # of shares — diluted (000’s)	28,480	28,336	28,210	28,134	27,990	27,705	28,632	27,709

Basic earnings (loss) per share	(0.09)	(0.07)	(0.01)	(0.01)	(0.05)	(0.06)	0.00	(0.09)

Diluted earnings (loss) per share	(0.09)	(0.07)	(0.01)	(0.01)	(0.05)	(0.06)	0.00	(0.09)

Seasonality may impact our sales distribution throughout the year. Our sales are generally stronger during the spring, summer and fall months. Our industry generally experiences lower sales and profits during the holiday season as we believe that our customers choose to divert discretionary funds towards holiday purchases.

(1)  Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Common Shares

As at December 19, 2012, after effecting the two-for-one share consolidation, we had 28,615,753 common shares outstanding and we had outstanding options to purchase 2,307,833 common shares.

Related Party Transactions

Coastal does not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer, other officers or any of its directors at the end of the fourth quarter of 2012.

Commitments

Coastal is committed to minimum annual payments, primarily related to the lease costs on its warehouse and office premises, as follows:

$000’s

Less than 1 year	2,059
Between 1 and 5 years	3,845
5 years and greater	—
Total	5,904

Operating costs on leases have been excluded

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at October 31, 2012 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers.  We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and the CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of October 31, 2012, an evaluation of the design of Coastal’s disclosure controls and procedures as defined in National Instrument 52-109 was carried out. Based on that evaluation, the CEO and the CFO concluded that the design and operation of those disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for certifying the design and effectiveness of the Company’s internal control over financial reporting as required by National Instrument 52-109.

Our internal control over financial reporting is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS.  A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the CEO and the CFO, carried out an evaluation of the design of our internal controls over financial reporting as at October 31, 2012.  Based upon the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, management determined the design was effective for the nature and size of Coastal’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Management has tested and has determined the controls were effective as at October 31, 2012.  During 2012, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

We report our results in accordance with IFRS, however, we also present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.  Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS. Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis.  Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based payments expense, foreign exchange gain or loss, and management change costs.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

($000’s)	2012	2011	2010

Net earnings (loss)	(4,878)	(5,305)	2,566
Amortization	2,920	2,825	2,272
Interest expense, net	517	275	96
Income tax expense (recovery)	560	(59)	(53)
Share-based compensation	967	823	485
Foreign exchange (gain) loss	308	(151)	97
Restructuring, listing and management change costs	987	2,335	1,784
Adjusted EBITDA	1,381	743	7,247

Cautionary Note Regarding Forward-Looking Information and Statements

All statements made in this Management Discussion and Analysis which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933 (the “Securities Act”), Section 21E of the United States Securities Exchange Act of 1934 (the “Exchange Act”), the Private Securities Litigation Reform Act of 1995 or in releases made by the SEC, all as may be amended from time to time. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements.  Without limitation, such forward-looking information and statements in this Management Discussion and Analysis include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate.  Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking information and statements contained in this Management Discussion and Analysis include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel.  The foregoing list of assumptions is not exhaustive.

Persons reading this Management Discussion and Analysis are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information or statements.  These factors include, but are not limited to:

•      changes in the market;

•      potential downturns in economic conditions;

•      consumer credit risk;

•      our ability to implement our business strategies;

•      competition from traditional and online retailers;

•      limited suppliers;

•      limited availability of inventory;

•      disruption in our distribution facilities;

•      mergers and acquisitions;

•      foreign currency exchange rate fluctuations;

•      regulatory requirements;

•      demand for contact lenses, eyeglasses and related vision care products;

•      the risk that we will not be successful in defending against litigation;

•      dependence on the internet; and

•      other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities.

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.  For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.